UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A. provides information on recent events in relation to Venezuelan foreign exchange regulations

Avianca Holdings S.A, through its operating subsidiaries, is in talks with the Venezuelan government relating to mechanisms that will allow airlines to repatriate Venezuelan bolivar-denominated cash balances. On a meeting held on January 23, 2014 in Caracas with 23 other international carriers, the Venezuelan authorities expressed their intention to swiftly define a scheme that will address the current cash balances owed to airlines as well as the future bolivar-denominated revenues from ticket sales. Furthermore, at a meeting held on January 29, 2014 between our subsidiaries, Aerovias del Contiente Americano Avianca and Lineas Aéreas Costarricenses (LACSA), and the Venezuelan Government, it was reiterated to both subsidiaries that a decision on the aforementioned scheme would be communicated promptly. Thus Avianca Holdings S.A. and its subsidiaries remain on the lookout for an official response on behalf of the Venezuelan authorities related to this matter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2014

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name:	Elisa Murgas
Title:	General Secretary, Vice-President of Legal Affairs

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